                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   LIBBEY INC.
                                (Name of Issuer)

                              LIBBEY INC. (ISSUER)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                    529898108
                      (CUSIP Number of Class of Securities)

                              ARTHUR H. SMITH, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                   LIBBEY INC.
                               300 MADISON AVENUE
                               TOLEDO, OHIO 43604
                                 (419) 325-2100

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                          CHRISTOPHER D. LUEKING, ESQ.
                         LATHAM & WATKINS ILLINOIS LLC
                         233 S. WACKER DRIVE, SUITE 5800
                             CHICAGO, ILLINOIS 60606
                                 (312) 876-7700

                            CALCULATION OF FILING FEE


          TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
          ----------------------                   --------------------


             $39,750,000                                $     7,950


* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 1,500,000 shares of common stock, $0.01 par value, at the maximum tender offer price of $26.50 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:   Not applicable.     Filing party: Not applicable.
     Form or Registration No.: Not applicable.     Date Filed:   Not applicable.
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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1

     [X]  issuer tender offer subject to Rule 13e-4

     [ ]  going private transaction subject to Rule 13e-3

     [ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]


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     This Tender Offer Statement on Schedule TO relates to the offer by Libbey
Inc., a Delaware corporation, to purchase up to 1,500,000 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value, at a price not greater than $26.50 nor less than $23.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Libbey's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 2003 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii) hereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.


ITEM 12.  EXHIBITS.

(a)(1)(i)     Offer to Purchase, dated February 18, 2003.

(a)(1)(ii)    Letter of Transmittal.

(a)(1)(iii)   Letter to Stockholders, dated February 18, 2003.

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)    Letter to Participants in Libbey's 401(k) Plans.

(a)(5)(i)     Press Release, dated February 18, 2003.

(a)(5)(ii)    Form of Summary Advertisement.

(b) Amended and Restated Credit Agreement, dated February 10, 2003, among Libbey Glass Inc. and Libbey Europe B.V., as the borrowers, Bank of America, N.A., as the administrative agent, swing line lender and letter of credit issuer, Bank One, N.A. and Fleet National Bank, as syndication agents and the other lenders party thereto.



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 18, 2003                   LIBBEY INC.



                                            By: /s/ KENNETH A. BOERGER
                                                --------------------------------
                                                Name:  KENNETH A. BOERGER
                                                Title: Vice President and
                                                       Treasurer


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                                  EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------

(a)(1)(i)      Offer to Purchase, dated February 18, 2003.

(a)(1)(ii)     Letter of Transmittal.

(a)(1)(iii)    Letter to Stockholders, dated February 18, 2003.

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)     Letter to Participants in Libbey's 401(k) Plans.

(a)(5)(i)      Press Release, dated February 18, 2003.

(a)(5)(ii)     Form of Summary Advertisement.

(b) Amended and Restated Credit Agreement, dated February 10, 2003, among Libbey Glass Inc. and Libbey Europe B.V., as the borrowers, Bank of America, N.A., as the administrative agent, swing line lender and letter of credit issuer, Bank One, N.A. and Fleet National Bank, as syndication agents and the other lenders party thereto.




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